Via Facsimile and U.S. Mail
Mail Stop 6010

June 7, 2006

Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

> **Re:** **American Healthchoice, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed January 13, 2006**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No.  0-26740**

Dear Dr. J. W. Stucki:

We have reviewed your June 5, 2006 response to our comments provided May 26, 2006 and have the following comments.  Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the year ended September 30, 2005**

Management's Discussion and Analysis
Overview
Billings and Collections

1.  You state that you receive monthly reports from the affiliated clinics detailing patient billings and collections.  Please tell us and clarify in the filing how your accounts receivable attributable to affiliated clinics retained relates, if at all, to the collections

made by the affiliated clinics.  If your accounts receivable attributable to affiliated clinics retained relates to the settlement from the attorney only, please confirm that accounts receivable and revenue are not recorded until the settlement amount is determined or explain to us how revenue recognition prior to settlement meets the criteria in SAB 104.

Amount of Payment to Medical Providers in Relation to Settlement Amount

2.  Clarify in the filing why the 50% settlement rate received does not correspond to the 35% weighted average historical rate provided in your response to comment 2 and disclosed in your draft amended 10-K

Results of Operations
Fiscal Year ended September 30, 2005 compared to fiscal year ended September 30, 2004
Allowance for Discount on Patient Billings

3.  Please clarify the use of a 37.5% discount rate used in fiscal 2005. It is our understanding that the discount rate used should be reflective of the historical rate of 42%.  Tell us how the 37.5% was derived.  In addition, you state that you have different discount percentages for different types of claims.  It appears that those historical discount rates should be considered when determining the discount percentage used in each period.

Critical Accounting Estimates
Allowance for Discounts on Personal Injury Case Billings

4.  Refer to your response to our comment 1 and we repeat our comment. Please disclose to what "other credits" provided in your table "Analysis of Allowance for discounts and uncollectible at September 30, 2005" relate.

5.  Refer to your response to our comment 2. We note that your historical discount percentage was 42% and that your Fiscal 2006 estimated discount is 32%. Please provide us an analysis of how you derived the 42% historical discount rate.  Revise your analysis of the basis for the 32% rate and provide an analysis of the 42% rate considering the discounts for major medical, personal injury under two years and personal injury over two years.

Analysis of Allowance for discount and uncollectible for company-owned clinics at September 30, 2005

6.  Tell us where you have accounted for the allowance for uncollectible accounts in this table. It is unclear why you have included bad debt expense in this table.

7. Please explain why different percentage discounts are used for personal injury cases less than two years, major medical and personal injury cases more than two years. Clarify the percentages used throughout your filing with regards to these discounts for each of the three categories and the basis for the percentages used. Provide us an analysis for the basis for the percentages used in the major medical and personal injury cases more than two years.

8. Include a discussion about how you determine your allowance for doubtful accounts including the significant estimates and judgments that are made. Disclose when you record the allowance.

9. Explain to us why the credit for 100% write-off cases in 2005 increased from that previously disclosed of $1,555,000 to $2,407,000 in this draft 10-K/A. Also confirm to us that there were no credits in 2004 for 100% write-offs for the affiliated clinics. Explain to us why the credits for cases written off within 60 days increased from that previously disclosed of $398,000 to $448,000 in this draft 10-K/A.

Consolidated Statement of Operations
Bad Debt Expense

10. We noted your response to our comment 3. Please tell us why the 37% discount rate noted in your response is different from the 42% historical discount rate you discussed in your first draft of the amended 10-K .

Note 13. Subsequent Event

11. In your response letter dated May 19, 2006 to our comment 10 you indicated that the company entered into four agreements with GGI and the debenture amount was $300,000. Please reconcile this to the disclosure provided in the draft 10-KSB amendment. In addition, clarify the terms of the securities purchase agreement.

Note 14. Contingencies

12. We noted your response to our comment 10. Please provide the disclosures required by APB 20 for your restatement.

**Form 10-QSB for the quarter ended March 31, 2006**

13. Revise the disclosures throughout the filing to delete reference to the affiliated clinics revenue or receivables.

14. Refer to your response to comment 11. Please tell us and clarify in the filing how you intend to amortize the beneficial conversion feature over the four months and provide the basis for your accounting. Also, please revise to provide the disclosures indicated

in your response relating to your accounting treatment for the beneficial conversion feature.

15. Refer to your response to comment 12 and we reissue our comment.  Please disclose the number of warrants issued and the terms, including the exercise price of the warrants in your amended filing.  Disclose the maximum number of shares that can be issued under the Golden Gate Investors agreement.  Note that the cancellation of the warrants took effect subsequent to the end of the quarter therefore the warrants are considered to be outstanding.

16. Refer to your response to our comment 13 and we reissue our comment. Please clarify in the filing the default provisions and if these are liquidating damages. Tell us how you viewed and accounted for the registration rights agreement.

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As appropriate, please amend your Form 10-KSB for the year ended September 30, 2005 and your Form 10-QSB for the quarter ended March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please file the letter on EDGAR under the form type label CORRESP.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant